SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8 (a) OF THE
INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such Notification of Registration submits the following information:
Name:
Global Real Estate Investments Fund
Address of Principal Business Office (No. & Street, City, State, Zip Code):
8400 East Crescent Parkway, Suite 600
Greenwood Village, Colorado 80111
Telephone Number (including area code): (866) 622-3864
Name and Address of Agent for Service of Process:
National Corporate Research, Ltd.
615 South DuPont Highway
Dover, Delaware 19901
Registrant is filing a Registration Statement pursuant to Section 8 (b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Check Appropriate Box:
Yes ☑          No ☐
Pursuant to the requirement of the Investment Company Act of 1940, the Registrant has caused this notification of Registration to be duly signed on its behalf in the State of New Jersey, on the 29th day of July, 2009.

Global Real Estate Investments Fund /s/ ANDREW J. DUFFY
By:	Andrew J. Duffy, President

ATTEST:	/s/ ANTHONY SALZARULO
By: Anthony Salzarulo